SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
                                (Amendment No. 2)

                            COLONIAL COMMERCIAL CORP.
         --------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $.05 per share
         --------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                            COMMON STOCK: 195621 40 4
         --------------------------------------------------------------
                                 (CUSIP NUMBER)

                         Goldman Associates of NY, Inc.
                          c/o Colonial Commercial Corp.
                                275 Wagaraw Road
                           Hawthorne, New Jersey 07506
         --------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 21, 2007
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Cusip No. 195621 40 4                 13D                            Page 2 of 7


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Goldman Associates of New York, Inc. 11-1767996
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------- ----------------------------------------------------------------------
                         7    SOLE VOTING POWER
       NUMBER OF
        SHARES                979,255 shares of common stock 1
    BENEFICIALLY         -------------------------------------------------------
       OWNED BY          8    SHARED VOTING POWER
         EACH
       REPORTING              N/A
      PERSON WITH        -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              979,255 shares of common stock 1
-------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              N/A
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          979,255 shares of common stock 1
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |X| 2
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.55%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------
_________________________________________
1  Michael  Goldman  is  the  President  and  majority  shareholder  of  Goldman
Associates of NY, Inc. ("Goldman Associates") and is also Chairman of the Company. Goldman Associates is the owner of 979,255 shares of Common Stock ("Goldman Shares") and a warrant ("Warrant") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Goldman Shares constitute 600,000 shares of Common Stock purchased on July 30, 2004 (the "July 30, 2004 Shares"), 294,255 shares of Common Stock purchased on April 17, 2006 (the "April 17, 2006 Shares"), 45,000 shares of Common Stock purchased on December 11, 2006 (the "December 11, 2006 Shares"), 10,000 shares of Common Stock purchased on January 12, 2007 (the "January 12, 2007 Shares"), and 30,000 shares purchased on August 21, 2007 (the August 21, 2007 Shares"), as more fully described below. The Warrant is exercisable at any time prior to its expiration on December 31, 2008. Mr. Goldman is the owner of 183,000 shares of Common Stock and the beneficial owner of the Warrant and the Goldman Shares.

2 Excludes 183,000 shares of Common Stock owned by Michael Goldman. Goldman Associates disclaims beneficial ownership of these shares.

Cusip No. 195621 40 4                 13D                            Page 3 of 7


ITEM 1. SECURITY AND ISSUER.
-------

The title of the class of equity securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock"), of Colonial Commercial Corp., a New York corporation (the "Company"). The address of the principal executive office of the Company is 275 Wagaraw Road, Hawthorne, NJ 07506.

ITEM 2. IDENTITY AND BACKGROUND.
-------

Name:  Goldman  Associates  of  New  York,  Inc.  11-1767996
-----

State  of  Organization:  New  York
-----------------------

Business Address:  2  Lambert  Street,  Roslyn  Heights,  NY  11577
-----------------

Present business:  Kitchen  Appliance  Distributor
-----------------

Criminal Proceedings:  None
---------------------

Applicable Civil,  Judicial  or  Administrative  Proceedings:  None
-------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------

Michael Goldman is the President and majority shareholder of Goldman Associates of NY, Inc. ("Goldman Associates") and is also Chairman of the Company. Goldman Associates is the owner of 979,255 shares of Common Stock ("Goldman Shares") and a warrant ("Warrant") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Goldman Shares constitute 600,000 shares of Common Stock purchased on July 30, 2004 (the "July 30, 2004 Shares"), 294,255 shares of Common Stock purchased on April 17, 2006 (the "April 17, 2006 Shares"), 45,000 shares of Common Stock purchased on December 11, 2006 (the "December 11, 2006 Shares"), 10,000 shares of Common Stock purchased on January 12, 2007 (the "January 12, 2007 Shares"), and 30,000 shares purchased on August 21, 2007 (the "August 21, 2007 Shares"), as more fully described below. The Warrant is exercisable at any time prior to its expiration on December 31, 2008. Mr. Goldman is the owner of 183,000 shares of Common Stock and the beneficial owner of the Warrant and the Goldman Shares.

On July 30, 2004, pursuant to a private placement purchase agreement ("July Private Placement Purchase Agreement") between the Company and Goldman Associates, Goldman Associates purchased out of working capital the July 30, 2004 Shares and the Warrant for a purchase price of $750,000.

On April 17, 2006, Goldman Associates used working capital to purchase the April 17, 2006 Shares at $3.00 per share at an aggregate purchase price of $882,765.

On December 11, 2006, Goldman Associates used working capital to purchase the December 11, 2006 Shares at $2.50 per share at an aggregate purchase price of $112,500.

On January 12, 2007, Goldman Associates used working capital to purchase the January 12, 2007 Shares at $3.00 per share at an aggregate purchase price of $30,000.

Cusip No. 195621 40 4                 13D                            Page 4 of 7


On August 21, 2007, Goldman Associates used working capital to purchase the August 21, 2007 Shares. Goldman Associates acquired these shares from a former employee in a transaction in which (i) Goldman Associates paid the former employee $50,000 and forgave a $90,000 loan owed by the former employee to Goldman Associates, and (ii) Goldman Associates and the former employee signed mutual general releases.

ITEM 4. PURPOSE OF TRANSACTION.
-------

Goldman  Associates  acquired  the  interests  in  the Company described in this
Schedule  13D/A  for  investment  purposes.

(a) - (c)

          In the July Private Placement Purchase Agreement, Goldman Associates agreed that it and its affiliates will not until May 31, 2008 without the prior written consent of the Board of Directors of the Company (i) acquire, agree to acquire or make any proposal to acquire any voting securities or assets of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates or (iv) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing or (v) advise, assist or encourage ay other persons in connection with the foregoing. Mr. Goldman is an affiliate of Goldman Associates.

          On June 21, 2004, Mr. Goldman signed a standstill agreement, effective July 30, 2004, in which he agreed that without the written consent of the Company until May 31, 2008 he would not (i) purchase any stock of the Company or (ii) sell any stock of the Company to any person if the sale would create a new 5% stockholder unless such person first enters into a similar standstill agreement.

          On November 2, 2007, the Company terminated the standstill agreement dated June 21, 2004 between the Company and Michael Goldman.

(d) Michael Goldman was appointed a director of the Company on September 29, 2004 and was appointed Chairman of the Board on April 17, 2006. On October 22, 2004, the Board of Directors appointed Melissa Goldman-Williams as a director of the Company. Mrs. Goldman-Williams is the daughter of Michael Goldman. Mr. Goldman and Mrs. Goldman-Williams each continue to serve on the Board of Directors by election of the shareholders of the Company.

(e) - (i) Not Applicable.

(j) Other than as described above, the reporting person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the reporting person reserves the right to develop such plans).

Cusip No. 195621 40 4                 13D                            Page 5 of 7


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
-------

     (a)  See Items 11 through 13 set forth on the cover page of this Statement.

     (b)  See  Items 7 through 10 set forth on the cover page of this Statement.

     (c) On August 21, 2007, Goldman Associates used working capital to purchase the August 21, 2007 Shares. Goldman Associates acquired these shares from a former employee in a transaction in which (i) Goldman Associates paid the former employee $50,000 and forgave a $90,000 loan owed by the former employee to Goldman Associates, and (ii) Goldman Associates and the former employee signed mutual general releases.

          On January 12, 2007, Goldman Associates used working capital to purchase the January 12, 2007 Shares at $3.00 per share at an aggregate purchase price of $30,000.

          On December 11, 2006, Goldman Associates used working capital to purchase the December 11, 2006 Shares at $2.50 per share at an aggregate purchase price of $112,500.

          On April 17, 2006, Goldman Associates used working capital to purchase the April 17, 2006 Shares at $3.00 per share at an aggregate purchase price of $882,765.

          Goldman Associates purchased out of working capital the July 30, 2004 Shares and the Warrant for a purchase price of $750,000 pursuant to the July Private Placement Purchase Agreement. Mr. Goldman is the beneficial owner of the Goldman Shares and the Warrant.

     (d) The shareholders of Goldman Associates have the right receive the proceeds from the sale of Common Stock held by Goldman Associates in accordance with such shareholder's percentage ownership interest in Goldman Associates.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
-------
ISSUER.

     (a) Pursuant to the February Private Placement Purchase Agreement between the Company and Michael Goldman, Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000.

     (b) Pursuant to the July Private Placement Purchase Agreement, Goldman Associates purchased the July 30, 2004 Shares and the Warrant for a purchase price of $750,000, and Goldman Associates also purchased a subordinated secured note ("Note") for a purchase price of $750,000. The principal amount of the Note is $750,000 payable on June 30, 2008, and earns interest, payable quarterly, at the prime rate.

Cusip No. 195621 40 4                 13D                            Page 6 of 7


     (c) In the July Private Placement Purchase Agreement, Goldman Associates agreed that it and its affiliates will not until May 31, 2008 without the prior written consent of the Board of Directors of the Company (i) acquire, agree to acquire or make any proposal to acquire any voting securities or assets of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates or (iv) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing or (v) advise, assist or encourage ay other persons in connection with the foregoing. Mr. Goldman is an affiliate of Goldman Associates.

     (d) On June 21, 2004, Mr. Goldman signed a standstill agreement, effective July 30, 2004, in which he agreed that without the written consent of the Company until May 31, 2008 he would not (i) purchase any stock of the Company or (ii) sell any stock of the Company to any person if the sale would create a new 5% stockholder unless such person first enters into a similar standstill agreement.

     (e) On November 2, 2007, the Company terminated the standstill agreement dated June 21, 2004 between the Company and Michael Goldman.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-------

4.01  Private Placement Purchase Agreement          Incorporated herein by reference from Exhibit
      dated February 3, 2004, effective February    4.1 to Michael Goldman's Schedule 13D filed
      12, 2004 by and among Colonial Commercial     on August 16, 2005.
      Corp. and Michael Goldman

4.02  Private Placement Purchase Agreement          Incorporated herein by reference from Exhibit
      dated July 29, 2004 by and among Colonial     4.3 to the Company's Form 10-Q filed on
      Commercial Corp. and Goldman Associates       June 30, 2004.
      of NY, Inc.

4.03  Secured Note dated July 29, 2004 by and       Incorporated herein by reference from Exhibit
      among Colonial Commercial Corp. and           4.4 to the Company's Form 10-Q filed on June
      Goldman Associates of NY, Inc.                30, 2004.
4.04  Warrant Agreement dated June 21, 2004         Incorporated herein by reference from Exhibit
      by and among Colonial Commercial Corp.        4.5 to the Company's Form 10-Q filed on
      and Goldman Associates of NY, Inc.            June 30, 2004.

4.05  Standstill Agreement, dated June 21,          Incorporated herein by reference from Exhibit
      2004 by and between Colonial Commercial       4.1 to Michael Goldman's Schedule 13D filed
      Corp. and Michael Goldman                     on August 16, 2005.

4.06  Form of Standstill Agreement                  Incorporated herein by reference from Exhibit
      Termination Letter dated November 2, 2007     4.01 to the Company's Form 8-K filed on
                                                    November 5, 2007.

Cusip No. 195621 40 4                 13D                            Page 7 of 7


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 11, 2007

                                          Goldman Associates of New York, Inc.

                                          /s/ Michael Goldman
                                          --------------------------------------
                                          Michael Goldman, President